Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue. N.W., Suite 100
Washington, D.C. 20006-6801
www.hklaw.com

Carla R. Speck
202 457 7124
carla.speck@hklaw.com

November 6, 2008

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this filing, please do not hesitate to call Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

HOLLAND & KNIGHT LLP

Carla R. Speck
Legal Assistant

Enclosures

5787723_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

1. Notification with respect to the Determination of Stock Options dated October 7, 2008

2. Report of Amendment to Extraordinary Report dated October 7, 2008

3. Amended Shelf Registration Statement dated October 7, 2008

4. Notification with respect to the revised forecast of consolidated subsidiary dated October 17, 2008

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed from items 1 to 5 below are included in EXHIBIT B hereto)

1. Consolidated Financial Results for the Six Months of the Fiscal Year Ending March 31, 2009

2. JT Upwardly Revises Results Forecast and Announces Consolidated Financial Results for 6-Month Period that Ended September 30, 2008

3. JT Reports International Tobacco Business Results for January-September 2008

4. Notice of the Resolution of the Board of Directors concerning the Payment of the Interim Dividend

5. JT to Dissolve Consolidated Subsidiary

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Notification with respect to the Determination of Stock Options dated October 7, 2008

"Notification with respect to the Determination of Stock Options" was filed with the listed stock exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo.
This notification shows the paid-in amount and other related items for stock acquisition rights to JT's Members of the Board and Executive Officers.

2. Report of Amendment to Extraordinary Report dated October 7, 2008

Report of partial amendment to Extraordinary Report dated September 19, 2008, was filed with the Director of Kanto Local Finance Bureau.

3. Amended Shelf Registration Statement dated October 7, 2008

Amended Shelf Registration Statement in which Extraordinary Report dated October 7, 2008 was added to the reference information in the Shelf Registration Statement filed with the Kanto Local Finance Bureau.

4. Notification with respect to the revised forecast of consolidated subsidiary dated October 17, 2008

GREEN FOODS CO., LTD. (hereinafter "Green Foods"), which is JT's subsidiary and a listed company, has revised its forecast for the mid-term and full-term financial result forecast for the year ending March 31, 2009.
JT has released the Green Foods' forecast revision as its parent company, as required by the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges' disclosure rule.
There's no revision in JT's consolidated financial result forecast.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below are the English documents referred to in ANNEX, Section B, items 1 to 5.

October 30, 2008

Consolidated Financial Results
for the Six Months of the Fiscal Year Ending March 31, 2009

Name of the Listed Company: **Japan Tobacco Inc.** (Stock Code: 2914)
Listed Stock Exchanges: Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges
URL: http://www.jti.co.jp/
Representative: Hiroshi Kimura, President, Chief Executive Officer and Representative Director
Contact: Masakazu Shimizu, Chief Communications Officer
Telephone: +81-3-3582-3111
Scheduled date to file Quarterly Report: November 14, 2008
Starting date of the dividend payments: December 1, 2008

(Millions of yen with fractional amounts discarded, unless otherwise noted.)

1. Consolidated financial results for the six months of the fiscal year ending March 31, 2009 (from April 1, 2008 to September 30, 2008)

(1) Consolidated operating results (cumulative)

(Percentages indicate year-on-year changes.)

	Net sales		Operating income		Ordinary income		Net income	
Six months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
September 30, 2008	3,497,087	-	204,584	-	151,385	-	69,479	-
September 30, 2007	2,914,042	22.6	219,170	23.2	201,024	13.4	132,353	7.9

	Net income per share	Diluted net income per share
Six months ended	Yen	Yen
September 30, 2008	7,252.53	7,252.21
September 30, 2007	13,815.49	-

(2) Consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
As of	Millions of yen	Millions of yen	%	Yen
September 30, 2008	4,624,827	1,853,671	38.5	185,730.18
March 31, 2008	5,087,214	2,154,629	40.8	216,707.27

Reference: Equity:
As of September 30, 2008: 1,779,309 million yen; As of March 31, 2008: 2,076,072 million yen

2. Cash dividends

	Cash dividends per share				
Record date	First quarter	Second quarter	Third quarter	Fiscal year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2008	-	2,200.00	-	2,600.00	4,800.00
Year ending March 31, 2009	-	2,600.00			
Year ending March 31, 2009 (Forecast)			-	2,600.00	5,200.00

Note: Revision of the forecasts in the current quarter: None

3. Consolidated earnings forecasts for the fiscal year ending March 31, 2009 (from April 1, 2008 to March 31, 2009)

(Percentages indicate year-on-year changes.)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Year ending March 31, 2009	6,870,000	7.2	348,000	(19.2)	290,000	(20.0)	160,000	(33.0)	16,701.32

Notes: Revision of the forecasts in the current quarter: Applicable

4. Others

(1) Changes in significant subsidiaries during the period (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2) Application of simplified accounting and special accounting for preparing the quarterly consolidated financial statements: Applicable

(3) Changes in accounting policies, procedures, and methods of presentation for preparing the quarterly consolidated financial statements (changes described in the section of "Changes in significant matters forming the basis of preparing the quarterly consolidated financial statements")
  a. Changes due to revisions to accounting standards and other regulations: Applicable
  b. Changes due to other reasons: Applicable

(4) Number of issued shares (common stock)
  a. Total number of issued shares at the end of the period (including treasury stock)
    As of September 30, 2008 — 10,000,000 shares
    As of March 31, 2008 — 10,000,000 shares
  b. Number of treasury shares at the end of the period
    As of September 30, 2008 — 419,920 shares
    As of March 31, 2008 — 419,920 shares
  c. Average number of shares during the period (cumulative from the beginning of the fiscal year)
    Six months ended September 30, 2008 — 9,580,080 shares
    Six months ended September 30, 2007 — 9,580,080 shares

Consolidated financial statements

(1) Consolidated balance sheets

(Millions of yen)

	As of September 30, 2008	As of March 31, 2008 (Summary)
Assets		
Current assets		
Cash and deposits	167,871	213,885
Notes and accounts receivable-trade	364,929	325,075
Short-term investment securities	11,230	4,952
Merchandise	37,795	36,539
Finished goods	105,523	102,330
Semi-finished goods	101,088	120,527
Raw materials	186,577	206,725
Work in process	7,952	7,938
Other	263,916	221,223
Allowance for doubtful accounts	(3,732)	(4,504)
Total current assets	1,243,151	1,234,695
Noncurrent assets		
Property, plant and equipment	740,832	763,332
Intangible assets		
Goodwill	1,740,839	2,106,887
Right of trademark	549,308	613,496
Other	35,036	39,023
Total intangible assets	2,325,183	2,759,407
Investments and other assets		
Investment securities	120,863	132,173
Other	225,513	227,861
Allowance for doubtful accounts	(30,637)	(30,075)
Allowance for investment valuation	(80)	(180)
Total investments and other assets	315,659	329,778
Total noncurrent assets	3,381,676	3,852,518
Total assets	4,624,827	5,087,214

(Millions of yen)

	As of September 30, 2008	As of March 31, 2008 (Summary)
Liabilities		
Current liabilities		
Notes and accounts payable-trade	176,795	175,369
Short-term loans payable	176,626	269,034
Current portion of bonds	287,015	73,054
Current portion of long-term loans payable	18,337	6,668
National tobacco excise tax payable	262,321	200,875
National tobacco special excise tax payable	10,832	10,898
Local tobacco excise tax payable	88,810	88,839
Income taxes payable	38,008	71,693
Provision	34,522	41,481
Other	283,997	346,480
Total current liabilities	1,377,268	1,284,396
Noncurrent liabilities		
Bonds payable	423,363	643,631
Long-term loans payable	359,221	396,907
Provision for retirement benefits	275,942	283,387
Other provision	685	1,000
Other	334,675	323,261
Total noncurrent liabilities	1,393,888	1,648,188
Total liabilities	2,771,156	2,932,584
Net assets		
Shareholders' equity		
Capital stock	100,000	100,000
Capital surplus	736,400	736,400
Retained earnings	1,195,940	1,344,490
Treasury stock	(74,578)	(74,578)
Total shareholders' equity	1,957,761	2,106,311
Valuation and translation adjustments		
Valuation difference on available-for-sale securities	17,715	21,338
Deferred gains or losses on hedges	256	219
Pension liability adjustment of foreign consolidated subsidiaries	(8,378)	(10,711)
Foreign currency translation adjustment	(188,046)	(41,085)
Total valuation and translation adjustments	(178,451)	(30,238)
Subscription rights to shares	247	185
Minority interests	74,113	78,370
Total net assets	1,853,671	2,154,629
Total liabilities and net assets	4,624,827	5,087,214

(2) Consolidated statement of income

(Millions of yen)

	Six months ended September 30, 2008
Net sales	3,497,087
Cost of sales	2,846,037
Gross profit	651,049
Selling, general and administrative expenses	446,464
Operating income	204,584
Non-operating income	
Interest income	4,391
Dividends income	1,620
Other	5,438
Total non-operating income	11,450
Non-operating expenses	
Interest expenses	25,278
Foreign exchange losses	33,584
Financial support for domestic leaf tobacco growers	719
Other	5,067
Total non-operating expenses	64,649
Ordinary income	151,385
Extraordinary income	
Gain on sales of noncurrent assets	21,624
Other	1,321
Total extraordinary income	22,946
Extraordinary loss	
Loss on sales of noncurrent assets	424
Loss on retirement of noncurrent assets	6,666
Impairment loss	11,537
Introduction costs for vending machines with adult identification functions	11,060
Other	5,885
Total extraordinary losses	35,574
Income before income taxes and minority interests	138,757
Income taxes	66,596
Minority interests in income	2,681
Net income	69,479

(3) Consolidated statement of cash flows

(Millions of yen)

	Six months ended September 30, 2008
Net cash provided by (used in) operating activities	
Income before income taxes and minority interests	138,757
Depreciation and amortization	87,449
Impairment loss	11,537
Loss (gain) on sales and retirement of noncurrent assets	(19,901)
Amortization of goodwill	53,260
Increase (decrease) in provision for retirement benefits	(1,111)
Interest and dividends income	(6,011)
Interest expenses	25,278
Decrease (increase) in notes and accounts receivable-trade	(44,438)
Decrease (increase) in inventories	(20,869)
Increase (decrease) in notes and accounts payable-trade	2,836
Increase (decrease) in accounts payable-other	(13,842)
Increase (decrease) in tobacco excise taxes payable	63,486
Other, net	(36,750)
Subtotal	239,680
Interest and dividends income received	8,021
Interest expenses paid	(33,846)
Income taxes paid	(73,212)
Net cash provided by (used in) operating activities	140,643
Net cash provided by (used in) investment activities	
Purchase of short-term investment securities	(1,022)
Proceeds from sales and redemption of securities	1,806
Purchase of property, plant and equipment	(44,618)
Proceeds from sales of property, plant and equipment	24,593
Purchase of intangible assets	(3,456)
Proceeds from sales and redemption of investment securities	2,348
Purchase of investments in subsidiaries	(7,645)
Purchase of investments in subsidiaries resulting in change in scope of consolidation	(3,060)
Payments for sales of investments in subsidiaries resulting in change in scope of consolidation	(14)
Other, net	2,469
Net cash provided by (used in) investment activities	(28,598)

(Millions of yen)

	Six months ended September 30, 2008
Net cash provided by (used in) financing activities	
Net increase (decrease) in short-term loans payable	(87,436)
Proceeds from long-term loans payable	405
Repayment of long-term loans payable	(20,428)
Redemption of bonds	(192)
Cash dividends paid	(24,832)
Cash dividends paid to minority shareholders	(2,473)
Other, net	(465)
Net cash provided by (used in) financing activities	(135,423)
Effect of exchange rate change on cash and cash equivalents	(16,572)
Net increase (decrease) in cash and cash equivalents	(39,950)
Cash and cash equivalents at beginning of period	215,008
Cash and cash equivalents at end of period	175,057

Commencing with the current fiscal year, quarterly consolidated financial statements conform to the "Accounting Standard for Quarterly Financial Reporting" (ASBJ Statement No. 12) and the "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14). They are also prepared in accordance with the "Regulation for Quarterly Consolidated Financial Statements."

(4) Notes on premise of going concern

No items to report.

(5) Segment information

[Operations by industry segment]

Six months ended September 30, 2008 (From April 1, 2008 to September 30, 2008)

(Millions of yen)

	Domestic tobacco	International tobacco	Pharmaceuticals	Foods	Others	Total	Elimination and corporate	Consolidated total
Net sales								
(1) Sales to customers	1,662,396	1,564,149	26,808	233,473	10,259	3,497,087	-	3,497,087
(2) Intersegment sales or transfers	24,114	20,355	-	77	6,626	51,174	(51,174)	-
Total	1,686,510	1,584,504	26,808	233,551	16,885	3,548,261	(51,174)	3,497,087
Operating income (loss)	105,600	100,115	(1,589)	(5,617)	5,097	203,607	977	204,584

Notes: 1. Operations by industry segment are categorized based on types of products, characteristics and markets.

2. Main products or services under each category are as follows:
   - a. Domestic tobacco: Tobacco products (These include tobacco products sold at duty-free shops in Japan, as well as at markets in China, Hong Kong and Macao, which are covered by the China Division.)
   - b. International tobacco: Tobacco products
   - c. Pharmaceuticals: Prescription drugs
   - d. Foods: Beverages and processed foods
   - e. Others: Rent of real estate, leasing, engineering and others

3. The following tables show depreciation and amortization and goodwill amortization amounts by industry segment which are included in operating expenses for the six months ended September 30, 2008.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses) (Millions of yen)

	Domestic tobacco	International tobacco	Pharmaceuticals	Foods	Others	Total	Elimination and corporate	Consolidated total
Six months ended September 30, 2008	39,429	37,295	1,804	3,908	5,329	87,766	(316)	87,449

Goodwill amortization (Millions of yen)

	Domestic tobacco	International tobacco	Pharmaceuticals	Foods	Others	Consolidated total
Six months ended September 30, 2008	544	47,541	-	5,197	-	53,282

4. The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's consolidated subsidiary. TS Network Co., Ltd. distributes domestic tobacco products and sells imported tobacco products by wholesale. Net sales of imported tobacco products via TS Network Co., Ltd. for the six months ended September 30, 2008 were 591,981 million yen.

5. With respect to the international tobacco segment, as the closing date of the accounting period of international consolidated subsidiaries is set on December 31, operating results from January 1, 2008 to June 30, 2008 have been included in the six months ended September 30, 2008.

6. Changes in accounting methods

   (Practical solution on unification of accounting policies applied to foreign subsidiaries for consolidated financial statements)

   From the first quarter of this fiscal year, the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (PITF Practical Solution No. 18) is applied. As a result of this change, the operating income for the international tobacco segment for the six months ended September 30, 2008 decreased by 47,541 million yen as compared to the case where the previous method was adopted.

(6) Notes on significant changes in the amount of shareholders' equity

No items to report.

(Reference)

Consolidated financial statements for the six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)

(1) Consolidated statement of income

(Millions of yen)

	Six months ended September 30, 2007
Net sales	2,914,042
Costs of sales	2,368,170
Gross profit	545,871
Selling, general and administrative expenses	326,701
Operating income	219,170
Non-operating income	12,861
Interest income	6,867
Dividends income	1,560
Other	4,433
Non-operating expenses	31,007
Interest expenses	19,755
Foreign exchange losses	2,996
Financial support for domestic leaf tobacco growers	2,295
Periodic mutual assistance association cost	1,166
Other	4,792
Ordinary income	201,024
Extraordinary income	12,436
Gain on sales of noncurrent assets	11,671
Other	764
Extraordinary loss	8,827
Loss on sales of noncurrent assets	717
Loss on retirement of noncurrent assets	2,966
Impairment loss	2,139
Introduction costs for vending machines with adult identification functions	2,576
Other	427
Income before income taxes and minority interests	204,633
Income taxes-current	68,577
Income taxes-deferred	-
Minority interests in income	3,702
Net income	132,353

(2) Consolidated statement of cash flows

(Millions of yen)

	Six months ended September 30, 2007
Net cash provided by (used in) operating activities	
Income before income taxes and minority interests	204,633
Depreciation and amortization	74,838
Impairment loss	2,139
Loss (gain) on sales and retirement of noncurrent assets	(9,979)
Amortization of goodwill	807
Increase (decrease) in provision for retirement benefits	(5,755)
Interest and dividends income	(8,428)
Interest expenses	19,755
Decrease (increase) in notes and accounts receivable-trade	(25,438)
Decrease (increase) in inventories	34,127
Increase (decrease) in notes and accounts payable-trade	3,890
Increase (decrease) in accounts payable-other	(42,576)
Increase (decrease) in tobacco excise taxes payable	17,060
Other, net	(10,701)
Subtotal	254,374
Interest and dividends income received	11,763
Interest expenses paid	(25,321)
Income taxes paid	(64,986)
Net cash provided by (used in) operating activities	175,830

(Millions of yen)

	Six months ended September 30, 2007
Net cash provided by (used in) investment activities	
Purchases of short-term investment securities	(8,021)
Proceeds from sales and redemption of securities	3,721
Purchase of property, plant and equipment	(57,203)
Proceeds from sales of property, plant and equipment	14,765
Purchase of intangible assets	(3,154)
Purchase of investment securities	(3,707)
Purchase of investments in subsidiaries resulting in change in scope of consolidation	(1,523,836)
Other, net	3,310
Net cash provided by (used in) investment activities	(1,574,126)
Net cash provided by (used in) financing activities	
Net increase (decrease) in short-term loans payable	467,435
Proceeds from long-term loans payable	80,000
Repayment of long-term loans payable	(89,122)
Proceeds from issuance of bonds	149,723
Cash dividends paid	(21,076)
Cash dividends paid to minority shareholders	(1,483)
Other, net	(742)
Net cash provided by (used in) financing activities	584,734
Effect of exchange rate changes on cash and cash equivalents	35,981
Net increase (decrease) in cash and cash equivalents	(777,580)
Cash and cash equivalents at beginning of period	1,179,522
Cash and cash equivalents at end of period	401,941

(3) Segment information

[Operations by industry segment]
Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)

(Millions of yen)

	Domestic tobacco	International tobacco	Pharmaceuticals	Foods	Others	Total	Elimination and corporate	Consolidated total
Net sales								
(1) Sales to customers	1,723,372	1,005,495	22,147	152,070	10,956	2,914,042	-	2,914,042
(2) Intersegment sales or transfers	24,896	18,217	-	68	12,240	55,422	(55,422)	-
Total	1,748,268	1,023,712	22,147	152,139	23,196	2,969,465	(55,422)	2,914,042
Operating income (loss)	124,579	92,715	(7,435)	3,712	5,942	219,515	(345)	219,170

Notes: 1. Operations by industry segment are categorized based on types of products, characteristics and markets.

2. Main products or services under each category are as follows:
   - a. Domestic tobacco: Tobacco products (These include tobacco products sold at duty-free shops in Japan, as well as at markets in China, Hong Kong and Macao, which are covered by the China Division.)
   - b. International tobacco: Tobacco products
   - c. Pharmaceuticals: Prescription drugs
   - d. Foods: Beverages and processed foods
   - e. Others: Rent of real estate, leasing, engineering and others

3. The following tables show depreciation and amortization and goodwill amortization amounts by industry segment which are included in operating expenses.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses) (Millions of yen)

	Domestic tobacco	International tobacco	Pharmaceuticals	Foods	Others	Total	Elimination and corporate	Consolidated total
Six months ended September 30, 2007	40,362	25,598	1,591	1,952	5,835	75,340	(501)	74,838

Goodwill amortization (Millions of yen)

	Domestic tobacco	International tobacco	Pharmaceuticals	Foods	Others	Consolidated total
Six months ended September 30, 2007	544	-	-	263	-	807

4. The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's consolidated subsidiary. TS Network Co., Ltd. distributes domestic tobacco products and sells imported tobacco products by wholesale. Net sales of imported tobacco products via TS Network Co., Ltd. for the six months ended September 30, 2007 were 614,523 million yen.

5. With respect to the international tobacco segment, as the closing date of the accounting period of international consolidated subsidiaries is set on December 31, operating results from January 1, 2007 to June 30, 2007 have been included in the six months ended September 30, 2007.

Overview of Consolidated Financial Results for 1H FY 03/2009 and Full-term Forecasts for FY 03/2009

JT

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements reflect future expectations, identify strategies, discuss market trends, contain projections of operational results and financial conditions, and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns related to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on sales, marketing and use of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

Overview of Consolidated Financial Results for 1H FY 03/2009

Consolidated Financial Results for 1H FY 03/2009

- **Summary of Business Performance**

Sales and EBITDA increased due to the continued top-line growth of the international tobacco business and the consolidation of Gallaher, while operating income declined because of the start of the goodwill amortization related to the international tobacco business and the foods business.

(Unit: JPY billion)

	1H FY 3/2008	1H FY 3/2009	Change
Sales incl. Tax	2,914.0	3,497.0	583.0 (+20.0%)
Sales excl. Tax	1,198.5	1,443.0	244.5 (+20.4%)
EBITDA	294.8	345.3	50.5 (+17.1%)
Operating Income	219.1	204.5	-14.5 (-6.7%)
Recurring Profit	201.0	151.3	-49.6 (-24.7%)
Net Income	132.3	69.4	-62.8 (-47.5%)

[Reference: Figures for major profit items before goodwill amortization]

Operating Income	219.9	257.8	37.8 (+17.2%)
Recurring Profit	201.8	204.6	2.8 (+1.4%)
Net Income	133.1	122.7	- 10.3 (-7.8%)

Consolidated Financial Results for 1H FY 03/2009

✖ Domestic Tobacco Business

Both sales and profits declined due to a drop in the sales volume and increased sales promotion costs.

(Unit: JPY billion)

	1H FY 3/2008	1H FY 3/2009	Change
Sales incl. Tax	1,723.3	1,662.3	- 60.9 (-3.5%)
Sales excl. Tax (Excl. Imports)	365.1	351.6	-13.5 (-3.7%)
EBITDA	165.4	145.5	-19.9 (-12.0%)
Operating Income	124.5	105.6	-18.9 (-15.2%)

(Unit: billion cigarettes)

	1H FY 3/2008	1H FY 3/2009	Change
Sales Volume of JT Products	85.8	82.9	- 2.8 (-3.3%)
Total Demand	132.6	127.7	- 4.8 (-3.7%)
Market Share of JT Products (%)	64.7%	64.9%	0.2pt

《Market Share of JT Products*》



(%)
67
66
65
64
34
33
32
31
JT Products
66.5
65.5
64.8
64.9
64.9
64.9
Mild Seven Family
32.9
32.2
31.6
32.0
32.3
32.3
FY 3/2005
FY 3/2006
FY 3/2007
FY 3/2008
Q1
Q2
FY 3/2009

* New basis=JT original brands + JTI brands sold in Japan (Camel, Winston, Salem, etc.)

JT

Consolidated Financial Results for 1H FY 03/2009

✖ International Tobacco Business

Sales and profits increased sharply year-on-year thanks to the continued top-line growth led by GFB and consolidation of Gallaher

(Unit: JPY billion)

	1H FY 3/2008	1H FY 3/2009	Change
Sales incl. Tax	1,005.4	1,564.1	558.6 (+55.6%)
Sales excl. Tax (Excl. distribution business)	402.9	545.2	142.3 (+35.3%)
EBITDA (JPY)	118.3	184.9	66.6 (+56.3%)
Operating Income	92.7	100.1	7.4 (+8.0%)
Total Volume (billion cigarettes)	159.3	221.1	61.8 (+38.8%)
GFB Volume (billion cigarettes)	88.3	119.2	30.8 (+34.9%)
Exchange Rate (JPY/USD)	120.15	104.89	-15.26

(Reference) Before royalty payment to JT (Unit: USD million)

EBITDA (USD)	1,058	1,860	802 (+75.8%)

《Sales volume in January to June》



(Unit: billion cigarettes)
250
200
150
100
50
159.3
88.3
221.1
119.2
2007
2008
Total Volume
GFB Volume

Note: The results of the international tobacco business in January-June are included in the consolidated results.

JT

International Tobacco Business Results for January - September 2008 (preliminary results)

- International Tobacco Business

  Sales and volume increased thanks to the continued growth momentum led by GFB

Sales volume and Net sales in January to September 2008 (preliminary results) (Like-for-like)

(Unit: billion cigarettes)

	FY 3/2008*				FY 3/2009			
	Jan.-March	April-June	July-Sep.	Total	Jan.-March	April-June	July-Sep.	Total
Total Volume	95.0	109.0	114.6	318.6	103.9 (+9.4%)	117.2 (+7.5%)	121.8 (+6.3%)	342.9 (+7.6%)
GFB Volume	46.7	55.1	57.6	159.3	55.6 (+19.1%)	63.5 (+15.4%)	66.3 (+15.2%)	185.5 (+16.4%)
Net Sales excl. Tax** (million of US$)	2,064	2,340	2,333	6,737	2,471 (+19.7%)	2,728 (+16.6%)	2,999 (+28.5%)	8,198 (+21.7%)
Net Sales Per 1,000 Cigarettes excl. Tax**(US$)	21.7	21.5	20.4	21.1	23.8 (+9.4%)	23.3 (+8.4%)	24.6 (+21.0%)	23.9 (+13.1%)

* FY 3/2008 (like-for-like basis): Includes the theoretical figure for Gallaher's full-year results
**Sales excluding distribution business

JT

International Tobacco Business Results for January - September 2008 (preliminary results)

- International Tobacco Business

  The strong sales growth for GFB with well-balanced growth in each region

> **GFB sales volume growth rate in January – September 2008*(Preliminary results)**

Winston +17.9% Sales increased significantly due to the strong growth momentum in Russia, Ukraine, Turkey, Spain, etc.

CAMEL +10.2% Sales increased thanks to the growth in Italy, Russia, Spain, etc.

MILD SEVEN +12.4% Sales increased by thanks to the growth momentum in Korea, and the volume recovery from price increase in September 2006 in Taiwan.

> **Sales volume growth rate for each region in January – September 2008 *(preliminary results)**

■South & West Europe	+9.2%
□North & Central Europe	-1.8%
■CIS+	+5.7%
■Rest of the World	+15.4%



*Jan.-Sep. 2008 (like-for-like basis): Includes the theoretical figure for Gallaher's full-year results

JT

Consolidated Financial Results for 1H FY 03/2009

■ Pharmaceutical Business

Sales increased, while improvement was also achieved on the profit front due to milestone revenues related to the progress made in the development of JTT-705, licensed to Roche, and JTK-303, licensed to Gilead Sciences.

(Unit: JPY billion)

	1H FY 3/2008	1H FY 3/2009	Change
Sales	22.1	26.8	4.6 (+21.0%)
EBITDA	- 5.8	0.2	6 -
Operating Income	- 7.4	- 1.5	5.8 -

JTT-705: Advanced to Phase 3 at Roche, to which JTT-705 was licensed. (announced in April by Roche)

JTK-303: Advanced to Phase 3 at Gilead Sciences, to which JTK-303 was licensed. (announced in July by Gilead Sciences)

JTT-305: To be licensed to Merck. (announced in September 2008)

Clinical Development (as of October 30, 2008)

Code	Indication	Stage
JTT-705(oral)	Dyslipidemia	Japan; Phase2
JTT-130(oral)	Dyslipidemia	Japan; Phase2 Overseas; Phase2
JTK-303(oral)	HIV infection	Japan; Phase1
JTT-302(oral)	Dyslipidemia	Overseas; Phase2
JTT-305(oral)	Osteoporosis	Japan; Phase2
JTT-552(oral)	Hyperuricemia	Japan; Phase2
JTT-651(oral)	Type 2 diabetes mellitus	Japan; Phase1
JTS-653(oral)	Pain Overactive bladder	Japan; Phase1
JTT-654(oral)	Type 2 diabetes mellitus	Overseas; Phase1
JTK-656(oral)	HIV infection	Overseas; Phase1

Entered clinical development

Consolidated Financial Results for 1H FY 03/2009

■ Foods Business

Although sales increased due to the consolidation of the Katokichi Group, the foods business posted operating loss because of increased general expenses, rising prices of raw materials and the goodwill amortization.

(Unit: JPY billion)

	1H FY 3/2008	1H FY 3/2009	Change
Sales	152	233.4	81.4 (+53.5%)
EBITDA	5.9	3.4	- 2.4 (-41.2%)
Operating Income	3.7	- 5.6	- 9.3 -


Roots
AROMA BLACK

Roots



Foods Business

Future Direction

- Measures to be taken in the processed foods business
  - Unification of the corporate names and brands
  - Integration of product development, marketing, procurement and system
  - Pursuit the optimal manufacturing systems and consolidation of sales branches
- Integration of the domestic sales and product development functions of the seasoning business at Fuji Foods Corporation in April 2009

Progress in Efforts to Strengthen Safety Control System

- Efforts to reduce risks
  - Started operating a quality control center in China in September 2008
  - Signed a consulting contract with an outside agency regarding the "Food Defense" initiative
- Measures to enhance response to customers
  - Integration of the customer service function at Katokichi in January 2009(unification window: offer a full-year customer service)
- Organizational Enhancement
  - Appointed a third outside advisor regarding food safety

[This slide intentionally left blank]

Full-Term Forecasts for FY 03/2009

JT

Full-Term Forecasts for FY 03/2009

- **Domestic Tobacco Business**

  Although the forecast of the sales volume remains unchanged, the forecast of profits has been revised upward due to an increase in royalty revenue and a decrease in the taspo-related running costs.

(Unit: JPY billion)

	FY 3/2008 Actual (A)	FY 3/2009 Initial Forecast (B)	FY 3/2009 Revised Forecast (C)	Change from Initial Forecast (C-B)	Change from FY 3/2008 Actual (C-A)
Sales incl. Tax	3,362.3	3,165.0	3,169.0	4.0 (+0.1%)	- 193.3 (-5.8%)
Sales incl. Tax (Excl. Imports)	2,169.2	2,049.0	2,052.0	3.0 (+0.1%)	- 117.2 (-5.4%)
EBITDA	306.7	261.0	264.0	3.0 (+1.1%)	- 42.7 (-13.9%)
Operating Income	222.3	173.0	180.0	7.0 (+4.0%)	- 42.3 (-19.0%)

[Major Assumptions]

(Unit: billion cigarettes)

Sales Volume of JT Products	167.7	159.0	159.0	0.0 (Unchanged)	- 8.7 (-5.2%)

Full-term Forecasts for FY 03/2009

International Tobacco Business

Upward revision for sales volume, sales and profits forecast, due to the continuing top-line growth.

(Unit: JPY billion)

	FY 3/2008 Actual (A)	FY 3/2009 Initial Forecast (B)	FY 3/2009 Revised Forecast (C)	Change from Initial Forecast (C-B)	Change from FY 3/2008 (C-A)
Sales incl. Taxes	2,639.9	2,896.0	3,155.0	259.0 (+8.9%)	515.0 (+19.5%)
Sales incl. Taxes (Excl. Distribution Business)	2,381.0	2,618.0	2,822.0	204.0 (+7.8%)	440.9 (+18.5%)
EBITDA (JPY)	270.7	301.0	334.0	33.0 (+11.0%)	63.2 (+23.4%)
Operating Income	205.3	144.0	169.0	25.0 (+17.4%)	-36.3 (-17.7%)

(Reference) Before royalty payment to JT

(Unit: USD million)

EBITDA (USD)	2,452	3,180	3,430	250 (+7.9%)	978 (+39.9%)

[Major Assumptions]

Total Volume (billion cigarettes)	385.6	450.0	452.0	2.0 (+0.4%)	66.4 (+17.2%)
GFB Volume (billion cigarettes)	203.2	243.0	244.0	1.0 (+0.4%)	40.8 (+20.1%)
Exchange Rate (JPY/USD)	117.85	100.00	103.00	3.00	-14.85

(Reference) Like-for-like

Total Volume (billion cigarettes)	430.2	450.0	452.0	2.0 (+0.4%)	21.8 (+5.1%)
GFB Volume (billion cigarettes)	216.6	243.0	244.0	1.0 (+0.4%)	27.4 (+12.6%)

Note1: The consolidated results include those of JTI from January to December

Note2: The results for FY 3/2008 include those of Gallaher from April 18 to December 31., 2007

Full-term Forecasts for FY 03/2009

International Tobacco Business

Forex impact

- **US$ against local currency**



FY 3/2008 Like-for-like
2,830
Cost down synergy
+150
Increase by Business momentum and Cost saving synergies: +470MM
Business momentum
+170
Forex impact
+30
Increase by Forex impact : +130MM
FY 3/2009 Initial forecast
3,180
Business momentum
+150
Forex impact
+100
FY 3/2009 Revised forecast
3,430
2,750
2,850
2,950
3,050
3,150
3,250
3,350
3,450
(USD million)

[Forex rate]

	2008 Jan.-Sep.	year-on -year Jan.-Sep.	2008 assumed forex rate
EUR	0.66	11.7% strong EUR	0.67
GBP	0.51	2.1% weak GBP	0.53
RUB	24.05	7.1% strong RUB	24.70

Full-Term Forecasts for FY 3/2009

Pharmaceutical Business

The earnings forecasts have been revised upward due to one time payment related to the licensing of JTT-305 to Merck.

(Unit: JPY billion)

	FY 3/2008 Actual (A)	FY 3/2009 Initial Forecast (B)	FY 3/2009 Revised Forecast (C)	Change from Initial Forecast (C-B)	Change from FY 3/2008 Actual (C-A)
Sales	49.0	44.5	54.5	10.0 (+22.5%)	5.4 (+11.1%)
EBITDA	- 6.2	- 8.0	1.0	9.0 -	7.2 -
Operating Income	- 9.6	- 12.0	-3.0	9.0 -	6.6 -

Foods Business

The earnings forecasts have been revised downward due to lower-than-expected sales of processed marine products and a decrease in sales of beverage products caused by unfavorable weather and intensified competition.

(Unit: JPY billion)

	FY 3/2008 Actual (A)	FY 3/2009 Initial Forecast (B)	FY 3/2009 Revised Forecast (C)	Change from Initial Forecast (C-B)	Change from FY 3/2008 Actual (C-A)
Sales	336.4	486.0	478.0	- 8.0 (-1.6%)	141.5 (+42.1%)
EBITDA	8.3	26.0	22.5	- 3.5 (-13.5%)	14.1 (+169.4%)
Operating Income	0.6	- 4.0	- 7.0	- 3.0 -	- 7.6 -

JT

Full-Term Forecasts for FY 3/2009

Forecasts of Consolidated Financial Results

The forecasts of sales and profits have been revised upward due to the continued top-line growth of the international tobacco business, one time payment related to the licensing of a drug and other factors. As a result, sales and EBITDA are expected to hit record highs.

(Unit: JPY billion)

	FY 3/2008 Actual (A)	FY 3/2009 Initial Forecast (B)	FY 3/2009 Revised Forecast (C)	Change from Initial Forecast (C-B)	Change from FY 3/2008 Actual (C-A)
Sales incl. Tax	6,409.7	6,610.0	6,870.0	260.0 (+3.9%)	460.2 (+7.2%)
EBITDA	602.0	593.0	634.0	41.0 (+6.9%)	31.9 (+5.3%)
Operating Income	430.5	311.0	348.0	37.0 (+11.9%)	- 82.5 (-19.2%)
Recurring Profit	362.6	278.0	290.0	12.0 (+4.3%)	-72.6 (-20.0%)
Net Income	238.7	148.0	160.0	12.0 (+8.1%)	- 78.7 (-33.0%)
ROE(%)	11.8	7.7	9.3	1.6pt	- 2.5pt
FCF	- 1,493.7	265.0	229.0	- 36.0	1,722.0

[Reference: Net income and EPS excluding the impact of goodwill amortization]

Net Income	242.5	250.0	264.0	14.0 (+5.6%)	21.4 (+8.8%)
EPS	25321.86	26095.82	27557.18	1461.36	2235.32

Note: Results for the fiscal year ending in March 2008 include those of Gallaher between April 18 and December 31 and those of Katokichi between January 1 and March 31.

JT

[Reference Material]

Analysis of Consolidated Financial Results for 1H FY 3/2009 and Full-term Forecast for FY 3/2009

JT The Delight Factory

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

Results for 1H FY 3/2009

⌘ Domestic Tobacco Business – Net sales excl. tobacco excise tax*



1H FY 3/2008
365.1
Volume effect
-11.6
Unit price effect
+0
Others
-1.9
1H FY 3/2009
351.6
320
330
340
350
360
370
(JPY bn)

*Excluding imported tobacco

Results for 1H FY 3/2009

⌘ Domestic Tobacco Business – EBITDA



1H FY 3/2008
165.4
Volume effect
-8.7
Unit price effect
+0
Cost increase
-2.5
Leaf tobacco reappraisal gain/loss
0
Sales Promotion and Others
-8.7
1H FY 3/2009
145.5
120
130
140
150
160
170
(JPY bn)

Results for 1H FY 3/2009

■ International Tobacco Business – Net sales excl. tobacco excise tax*



1H FY3/2008
3,355
Gallaher**
+1,049
(like-for-like)
4,404
Volume effect
+254
Unit price and product mix effect
+173
Forex impact***
+368
1H FY3/2009
5,198
2,900
3,400
3,900
4,400
4,900
5,400
(US$ MM)

(Reference) Industry segment information basis

International Tobacco Business - Net sales excluding tobacco excise tax * :

From JPY 402.9 bn to JPY 545.2 bn (up JPY 142.3 bn)

* Sales of distribution business, which was formally handled by Gallaher is excluded from the result.
** The theoretical figure of Gallaher before integration.
*** Forex impact is the impact between US$ and each local currency.

[This slide intentionally left blank]

Results for 1H FY 3/2009

* **Pharmaceutical Business – Net sales**



1H FY 3/2008
22.1
Torii Pharmaceutical Co.Ltd (non-consolidated)
-1.6
Royalty income, etc.
+6.2
1H FY 3/2009
26.8
15.0
17.0
19.0
21.0
23.0
25.0
27.0
(JPY bn)

Results for 1H FY 3/2009

* **Pharmaceutical Business – EBITDA**



1H FY 3/2008
-5.8
R&D expenses (non-consolidated)
-0.7
Operating income of Torii Pharmaceutical Co.Ltd (non-consolidated)
+0.1
Royalty income, etc.
+6.6
1H FY 3/2009
0.2
-7
-6
-5
-4
-3
-2
-1
0
1
(JPY bn)

Results for 1H FY 3/2009

- Foods Business – Net Sales


1H FY 3/2008
Beverages
Processed foods
1H FY 3/2009
152.0
-3.5
+84.9
233.4
100
130
160
190
220
250
(JPY BN)

Results for 1H FY 3/2009

- Foods Business – Operating income


1H FY 3/2008
Beverages
Processed foods
Overhead costs
1H FY 3/2009
3.7
-3.0
-6.1
-0
-5.6
-6
-4
-2
0
2
4
(JPN BN)

Results for 1H FY 3/2009

Recurring profit



1H FY 3/2008
201.0
Operating income
-14.5
Non-operating income/loss
-35.0
1H FY 3/2009
151.3
120
140
160
180
200
220
(JPN BN)

Positive factors:
-Decrease of financial support for domestic leaf tobacco growers (1.5bn) etc.

Negative factors:
-Increase of loss on foreign exchange (30.5bn)
-Increase of interest payment (5.5bn)
-Decrease of interest income(2.4bn) etc.

Net income



1H FY 3/2008
132.3
Recurring profit
-49.6
Extraordinary profit/loss, income tax, etc.
-13.2
1H FY 3/2009
69.4
50
70
90
110
130
(JPN BN)

Positive factors:
-Increase of profit on sale of property, plant and equipment (9.9bn) etc.

Negative factors:
-Increase of impairment loss(9.3bn)
-Increase of introduction costs for vending machines with adult identification functions (8.4bn)
-Increase of loss on disposition of property, plant and equipment (3.7bn), etc.

JT The Delight Factory

[This slide intentionally left blank]

JT The Delight Factory

Summary of Consolidated B/S as of Sep. 30, 2008

■ ASSETS



(JPY bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
5,087.2
1,234.6
3,852.5
4,624.8
1,243.1
3,381.6
as of Mar. 31, 2008
as of Sep. 30,2008
Current Assets
Fixed Assets

Compared to B/S as of Mar. 31, 2008

- **Current Assets – up JPY 8.4 bn**
- **Fixed Assets – down JPY 470.8 bn**
  - Decrease of Goodwill: down JPY 366.0 bn
  - Decrease of Trademarks: down JPY 64.1 bn

Summary of Consolidated B/S as of Sep. 30, 2008

■ LIABILITIES & NET ASSETS



(JPY bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
5,087.2
2,932.5
2,154.6
4,624.8
2,771.1
1,853.6
as of Mar. 31,2008
as of Sep. 30, 2008
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2008

- **Total Liabilities – down JPY 161.4 bn**
- **Total Net Assets – down JPY 300.9 bn**
  - Retained earnings: down JPY 148.5 bn
  - Foreign currency translation adjustments: down JPY 146.9 bn

➢ **Ratio of equity capital: 40.8% → 38.5%**

Forecast for FY 3/2009 compared to results of the previous fiscal year

¤ Domestic Tobacco Business – Net sales incl. tobacco excise tax



(JPY bn)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,362.3
3,169.0
1,193.1
1,117.0
Imported Tobacco(※1)
2,169.2
2,052.0
JT Domestic
FY 3/2008
FY 3/2009 Forecast

[Negative factors]
- Decrease in JT sales volume [167.7 bn units → 159.0 bn units, down 8.7 bn units]
- Decrease in imported tobacco

(Note): On the consolidated basis, net sales of domestic tobacco business includes imported tobacco sales, which are handled by TS Network, a subsidiary of JT.

Forecast for FY 3/2009 compared to results of the previous fiscal year

¤ Domestic tobacco business - EBITDA / Operating income



(JPY bn)
350
300
250
200
150
100
50
0
306.7
222.3
264.0
180.0
FY 3/2008
FY 3/2009 Forecast
■ EBITDA □ Operating income

[Negative factors]
- Decrease in JT sales volume (down 8.7 bn cigarettes, approx. JPY 27.0 bn)
- Increase of costs and others (approx. JPY 11.7 bn)
- taspo running cost (approx. JPY 4.0 bn)

Forecast for FY 3/2009 compared to results of the previous fiscal year

∗ International Tobacco Business – Net sales incl. tobacco excise tax



(JPY bn)
3,000
2,500
2,000
1,500
1,000
500
0
2,381.0
2,822.0
FY 3/2008
FY 3/2009 Forecast

[Positive factors]
-top line growth, mainly by GFB
-Full year consolidation of Gallaher

JPY/US$ foreign exchange rate:
From US$1=JPY 117.85 to US$1=JPY 103.00 (up JPY 14.85)

Note1) International tobacco results consolidates Jan.-Dec.
Note2) FY 3/2008 results consolidates 8.5 months of Gallaher.
Note3) Sales of distribution business, which was formally handled by Gallaher is excluded.

JT The Delight Factory

Forecast for FY 3/2009 compared to results of the previous fiscal year

∗ International Tobacco Business - EBITDA before royalty payment to JT



(JPY bn)
400
350
300
250
200
150
100
50
0
289.0
353.0
FY 3/2008
FY 3/2009 Forecast

[Positive factors]
-top line growth, mainly by GFB
-Full year consolidation of Gallaher

(Reference) Industry segment information basis
EBITDA:
From JPY 270.7 bn to JPY 334.0 bn (up JPY 63.2 bn)
Operating Income:
From JPY 205.3 bn to JPY 169.0 bn (down JPY 36.3 bn)
JPY/US$ foreign exchange rate:
From US$1=JPY 117.85 to US$1=JPY 103.00 (up JPY 14.85)

Note1) International tobacco results consolidates Jan.-Dec.
Note2) FY 3/2008 includes approx. 8.5 months of the f-Gallaher business.

JT The Delight Factory

Forecast for FY 3/2009 compared to results of the previous fiscal year

¤ Pharmaceutical Business – Net sales



(JPY bn)
60
50
40
30
20
10
0
49.0
54.5
FY 3/2008
FY 3/2009 Forecast

[Positive factors]

-One-time revenue from licensing of "JTT-305"

-Revenue received as milestone payments related to the development of "JTK-303"

[Negative factors]

-Decrease in net sales of Torii Pharmaceutical Co. Ltd. [JPY 40.8 bn → JPY 36.7 bn (down JPY 4.1 bn)]

JT The Delight Factory

Forecast for FY 3/2009 compared to results of the previous fiscal year

¤ Pharmaceutical Business - EBITDA / Operating income



(JPY bn)
2
0
-2
-4
-6
-8
-10
-12
-6.2
-9.6
1.0
-3.0
FY 3/2008
FY 3/2009 Forecast
EBITDA
Operating income

[Positive factors]

-One-time revenue from licensing of "JTT-305"

-Revenue received as milestone payments related to the development of "JTK-303"

[Negative factors]

-Increase in R&D expenses (non-consolidated)

-Decrease in operating income of Torii Pharmaceutical Co. Ltd.
[JPY 5.1 bn → JPY 4.2 bn (down JPY 0.9 bn)]

JT The Delight Factory

Forecast for FY 3/2009 compared to results of the previous fiscal year

■ Foods Business – Net sales


(JPY bn)
500
450
400
350
300
250
200
150
100
336.4
478.0
FY 3/2008
FY 3/2009 Forecast

[Positive factors]

-Full year consolidation of Katokichi and newly consolidation of Fuji Foods

[Negative factors]

-Decrease of sales in former JT's processed foods business

Forecast for FY 3/2009 compared to results of the previous fiscal year

■ Foods Business - EBITDA / Operating income


(JPY bn)
25
20
15
10
5
0
-5
-10
8.3
0.6
22.5
△ 7.0
FY 3/2008
FY 3/2009 Forecast
■ EBITDA
□ Operating income

[Positive factors]

-Full year consolidation of Katokichi

*EBITDA: Increase of amortization cost by the change of lease accounting disposition

[Negative factors of Operating income]

-Increase of amortization of goodwill (Katokichi and Fuji Foods)

-Decrease of former JT's processed foods business etc.

Forecast for FY 3/2009 compared to results of the previous fiscal year

■ Recurring Profit



FY 3/2008
362.6
Operating income
-82.5
Non-operating income/loss
+9.9
FY 3/2009 Forecast
290.0
200
250
300
350
400
(JPY bn)

Positive factors:
-Improvement of loss on foreign exchange
(Cost for currency option contract and Euro dominated bonds) etc.
Negative factors:
-Increase of interest payment
(Full year consolidation of overseas bank loans interest related to the acquisition of Gallaher) etc.

■ Net income



FY 3/2008
238.7
Recurring profit
-72.6
Extraordinary profit/loss, income tax, etc.
-6.1
FY 2/2009 Forecast
160.0
100
130
160
190
220
250
(JPY bn)

Positive factors:
-Decrease of costs related to the recall of frozen foods products
-Decrease of write-down of investment securities (ABCP in Canada) etc.
Negative factors:
-Decrease of profit on sale of property, plant and equipment
(Decrease of the sales from large scaled properties)
-Increase of loss due to impairment (Demolition of the former company condominium) etc.

JT The Delight Factory

1. Breakdown of net sales (unit: JPY billion)

	6 months ended Sep. 2007	6 months ended Sep. 2008	Change
Net sales including excise tax *1	2,914.0	3,497.0	583.0
Domestic tobacco	1,723.3	1,662.3	-60.9
Excluding imported tobacco	1,108.8	1,070.4	-38.4
International tobacco *1	1,005.4	1,564.1	558.6
Excluding distribution business	925.7	1,398.1	472.4
Net sales excluding excise tax *1 *2	953.2	1,167.4	214.1
Domestic tobacco *2	365.1	351.6	-13.5
International tobacco *1 *2	402.9	545.2	142.3
Pharmaceutical	22.1	26.8	4.6
Foods	152.0	233.4	81.4
Beverages	101.8	98.3	-3.5
Processed foods	50.2	135.1	84.9
Others	10.9	10.2	-0.6

*1 International tobacco business: 6 months ended June. 2008

*2 Net sales excluding excise tax: Excluding imported tobacco in domestic tobacco and distribution business in international tobacco, respectively.

2. Leaf tobacco reappraisal profit / loss * (unit: JPY billion)

	6 months ended Sep. 2007	6 months ended Sep. 2008	Change
Leaf tobacco reappraisal profit / loss	-2.0	-2.0	-

* Profit when denoted negative

3. Breakdown of SG&A expenses (unit: JPY billion)

	6 months ended Sep. 2007	6 months ended Sep. 2008	Change
SG&A	326.7	446.4	119.7
Personnel *	90.3	117.2	26.9
Advertising and general publicity	10.0	12.4	2.4
Sales promotion	69.8	80.7	10.8
R&D	21.8	25.2	3.3
Depreciation and amortization	35.4	43.9	8.5
Others	99.1	166.8	67.6

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses.

4. EBITDA by business segment *1 (unit: JPY billion)

	6 months ended Sep. 2007	6 months ended Sep. 2008	Change
Consolidated EBITDA	294.8	345.3	50.5
Operating income	219.1	204.5	-14.5
Depreciation and amortization *2	75.6	140.7	65.0
Domestic tobacco EBITDA	165.4	145.5	-19.9
Operating income	124.5	105.6	-18.9
Depreciation and amortization *2	40.9	39.9	-0.9
International tobacco EBITDA *3	118.3	184.9	66.6
Operating income	92.7	100.1	7.4
Depreciation and amortization *2	25.5	84.8	59.2
Pharmaceutical EBITDA	-5.8	0.2	6.0
Operating income	-7.4	-1.5	5.8
Depreciation and amortization *2	1.5	1.8	0.2
Foods EBITDA	5.9	3.4	-2.4
Operating income	3.7	-5.6	-9.3
Depreciation and amortization *2	2.2	9.1	6.8
Others EBITDA	11.7	10.4	-1.3
Operating income	5.9	5.0	-0.8
Depreciation and amortization *2	5.8	5.3	-0.5

(Reference) (unit: USD million)

International tobacco EBITDA (Before royalty payment)	1,058	1,860	802

*1 EBITDA=operating income + depreciation and amortization*2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

*3 International tobacco business: 6 months ended June. 2008

5. Amortization relating to major acquisitions (unit: JPY billion)

JT	6 months ended Sep. 2007	6 months ended Sep. 2008	Years to amortize	Termination
Former RJRI				
Trademark rights	14.6	14.6	10	Apr-09
Patents	0.4	-	8	Apr-07
Katokichi				
Goodwill	-	4.6	5	Dec-12

(unit: USD million)

JT International	6 months ended June. 2007	6 months ended June. 2008	Years to amortize
Former RJRI and Gallaher			
Trademark rights *	75	143	mainly 20
Goodwill	-	453	20

* Termination of trademark rights amortization: Former RJRI Apr-19, Former Gallaher Mar-27

6.Capital expenditure (unit: JPY billion)

	6 months ended Sep. 2007	6 months ended Sep. 2008	Change
Capital expenditures	57.0	48.8	-8.2
Domestic tobacco	29.5	19.4	-10.0
International tobacco *	20.2	18.6	-1.6
Pharmaceutical	1.5	1.6	0.0
Foods	2.4	5.6	3.1
Others	4.3	3.3	-1.0

* International tobacco business: 6 months ended June. 2008

7. Cash and cash equivalents * (unit: JPY billion)

	As of end of Mar. 2008	As of end of Sep. 2008	Change
Cash and cash equivalents	218.8	179.1	-39.7

* Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements

8. Interest-bearing debt * (unit: JPY billion)

	As of end of Mar. 2008	As of end of Sep. 2008	Change
Interest-bearing debt	1,389.2	1,264.5	-124.7

* Interest-bearing debt = short-term bank loans + bonds + long-term borrowings

9. Business data

<Domestic tobacco business>	6 months ended Sep. 2007	6 months ended Sep. 2008	Change
JT sales volume* (billion cigarettes)	85.8	82.9	-2.8
Total demand (billion cigarettes)	132.6	127.7	-4.8
JT market share	64.7%	64.9%	0.2%pt
JT net sales before tax per 1,000 cigarettes (JPY)	12,696	12,696	0
JT net sales after tax per 1,000 cigarettes (JPY)	4,054	4,055	1

* Sales volume of domestic duty-free and China division is excluded, which was 1.7 billion for FY ended Sep. 2007 and 1.9billion for FY ended Sep. 2008, respectively.

<International tobacco business>	6 months ended June. 2007	6 months ended June. 2008	Change
Total sales volume (billion cigarettes)	159.3	221.1	61.8
GFB sales volume (billion cigarettes)	88.3	119.2	30.8
JPY/USD rate for consolidation (JPY)	120.15	104.89	-15.26

<Pharmaceutical business>	6 months ended Sep. 2007	6 months ended Sep. 2008	Change
R&D expenses (parent company) (JPY billion)	11.4	12.1	0.7

<Foods business - Beverage business>	As of end of Mar. 2008	As of end of Sep. 2008	Change
Number of beverage vending machines *	257,000	257,000	0
JT-owned	35,500	34,000	-1,500
Combined	71,500	75,000	3,500

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

1. Consolidated financial outlook for fiscal year ending March 31, 2009 compared to the forecast as of May 2008

(JPY billion)

	Previous forecast	Revised forecast	Change
Net sales including excise tax	6,610.0	6,870.0	260.0
EBITDA	593.0	634.0	41.0
Operating income	311.0	348.0	37.0
Recurring profit	278.0	290.0	12.0
Net income	148.0	160.0	12.0
Return on equity	7.7%	9.3%	1.6%pt
Free cash flow	265.0	229.0	-36.0

(JPY billion)

	Previous forecast	Revised forecast	Change
Capital expenditures	149.0	154.0	5.0
Domestic tobacco	63.0	62.0	-1.0
International tobacco	56.0	65.0	9.0
Pharmaceutical	3.0	3.5	0.5
Foods	23.0	21.0	-2.0
Other businesses	4.0	2.5	-1.5

Consolidated financial outlook by business segment (JPY billion)

	Previous forecast	Revised forecast	Change
Net sales including excise tax	6,610.0	6,870.0	260.0
Domestic tobacco	3,165.0	3,169.0	4.0
Excluding imported tobacco	2,049.0	2,052.0	3.0
International tobacco	2,896.0	3,155.0	259.0
Excluding distribution business	2,618.0	2,822.0	204.0
Pharmaceutical	44.5	54.5	10.0
Foods	486.0	478.0	-8.0
EBITDA	593.0	634.0	41.0
Domestic tobacco	261.0	264.0	3.0
International tobacco	301.0	334.0	33.0
Pharmaceutical	-8.0	1.0	9.0
Foods	26.0	22.5	-3.5
Operating income	311.0	348.0	37.0
Domestic tobacco	173.0	180.0	7.0
International tobacco	144.0	169.0	25.0
Pharmaceutical	-12.0	-3.0	9.0
Foods	-4.0	-7.0	-3.0
Depreciation and amortization	282.0	286.0	4.0
Domestic tobacco	88.0	84.0	-4.0
International tobacco	157.0	165.0	8.0
Pharmaceutical	4.0	4.0	0.0
Foods	30.0	29.5	-0.5

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	Previous forecast	Revised forecast	Change
Sales volume	159.0	159.0	0.0

Excluding sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	Previous forecast	Revised forecast	Change
Total sales volume	450.0	452.0	2.0
GFB sales volume*	243.0	244.0	1.0
JPY/USD rate	100.00	103.00	3.00

2. Consolidated financial outlook for fiscal year ending March 31, 2009 compared to the results of previous fiscal year

(JPY billion)

	FY 03/2008	Revised forecast	Change
Net sales including excise tax	6,409.7	6,870.0	460.2
EBITDA	602.0	634.0	31.9
Operating income	430.5	348.0	-82.5
Recurring profit	362.6	290.0	-72.6
Net income	238.7	160.0	-78.7
Return on equity	11.8%	9.3%	-2.5%pt
Free cash flow	-1,493.7	229.0	1,722.7

(JPY billion)

	FY 03/2008	Revised forecast	Change
Capital expenditures	129.5	154.0	24.4
Domestic tobacco	57.2	62.0	4.7
International tobacco	48.4	65.0	16.5
Pharmaceutical	4.2	3.5	-0.7
Foods	6.0	21.0	14.9
Other businesses	14.7	2.5	-12.2

Consolidated financial outlook by business segment (JPY billion)

	FY 03/2008	Revised forecast	Change
Net sales including excise tax	6,409.7	6,870.0	460.2
Domestic tobacco	3,362.3	3,169.0	-193.3
Excluding imported tobacco	2,169.2	2,052.0	-117.2
International tobacco	2,639.9	3,155.0	515.0
Excluding distribution business	2,381.0	2,822.0	440.9
Pharmaceutical	49.0	54.5	5.4
Foods	336.4	478.0	141.5
EBITDA	602.0	634.0	31.9
Domestic tobacco	306.7	264.0	-42.7
International tobacco	270.7	334.0	63.2
Pharmaceutical	-6.2	1.0	7.2
Foods	8.3	22.5	14.1
Operating income	430.5	348.0	-82.5
Domestic tobacco	222.3	180.0	-42.3
International tobacco	205.3	169.0	-36.3
Pharmaceutical	-9.6	-3.0	6.6
Foods	0.6	-7.0	-7.6
Depreciation and amortization	171.5	286.0	114.4
Domestic tobacco	84.3	84.0	-0.3
International tobacco	65.3	165.0	99.6
Pharmaceutical	3.3	4.0	0.6
Foods	7.6	29.5	21.8

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	FY 03/2008	Revised forecast	Change
Sales volume	167.7	159.0	-8.7

Excluding sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	FY 03/2008	Revised forecast	Change
Total sales volume	385.6	452.0	66.4
GFB sales volume*	203.2	244.0	40.8
JPY/USD rate	117.85	103.00	-14.85

Goodwill amortization relating to major acquisitions

International tobacco business (unit: USD million)

	Goodwill amount as the basis for the amortization	FY ending Mar.2009	Years to amortize
Former RJRI and Gallaher	18,159	908	20

* Termination of goodwill amortization: Former RJRI Apr-19, Former Gallaher Mar-27

Foods Business (unit: JPY billion)

	Goodwill amount as the basis for the amortization	FY ending Mar.2009	Years to amortize
Katokichi	45.0	9.0	5

* Termination of goodwill amortization: Dec-12

Trademark rights amortization relating to major acquisitions

JT (unit: JPY billion)

	FY ended Mar. 2008	FY ending Mar. 2009	Years to amortize
Former RJRI	29.3	29.3	10

* Termination of trademark rights amortization: Former RJRI Apr-09

JT International (unit: USD million)

	Year ended Dec. 2007	Year ending Dec. 2008	Years to amortize
Former RJRI and Gallaher	220	284	mainly 20

* Termination of trademark rights amortization: Former RJRI Apr-19, Former Gallaher Mar-27

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.

Domestic Tobacco Business Results

1. Quarterly Sales Volume (billions of cigarettes)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	54.0	36.8	44.6	39.3	174.9
FY 03/2008	42.7	43.0	43.7	38.2	167.7
FY 03/2009	42.0	40.8			

2. Quarterly Retail Price Sales (billions of JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	740.3	547.5	664.6	587.0	2,539.5
FY 03/2008	636.7	641.4	651.6	570.0	2,499.8
FY 03/2009	626.9	608.6			

* Retail price sales = sales volume * fixed retail price.

3. Quarterly Net Sales Per Thousand Cigarettes (JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	11,663	12,677	12,688	12,699	12,371
FY 03/2008	12,698	12,694	12,704	12,702	12,699
FY 03/2009	12,699	12,693			

* Net sales per thousand cigarettes
= (retail price sales - retailer margins - consumption tax) / sales volume * 1,000

4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes (JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056	4,053	4,063	4,057	4,057
FY 03/2009	4,056	4,054			

* Net sales excluding excise tax per thousand cigarettes
= (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

5. Quarterly JT Market Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9	64.5	65.3	65.0	64.9
FY 03/2009	64.9	64.9			

Market Share in Growing Segments

1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9	13.7	14.0	14.3	14.0
FY 03/2009	14.5	14.5			

(2) JT Share in 1mg Tar Segment (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0	61.6	62.1	62.0
FY 03/2009	62.4	63.0		

2. Menthol

(1) JT Menthol Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2	7.5	7.2	7.5	7.4
FY 03/2009	7.5	7.4			

(2) JT Share in Menthol Segment (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9	35.2	34.0	34.4
FY 03/2009	34.3	33.5		

3. JPY 320 or above*

(1) JT JPY 320 or above Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6	5.2	5.4	5.3	5.4
FY 03/2009	5.2	5.0			

(2) JT Share in JPY 320 or above Segment (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5	22.0	22.5	21.9
FY 03/2009	21.7	20.7		

* JPY 300 or above until Apr-Jun. 2006

4. Quarterly D-spec Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	4.12	3.84	3.85	4.34	4.04
FY 03/2008	4.41	4.10	4.77	5.13	4.59
FY 03/2009	5.10	4.82			

* Pianissimo and Premier have been sold as D-spec products since March 2006.
Bevel Flair have been sold as D-spec products since December 2006.

Japan Tobacco Inc. Clinical development (as of October 30, 2008)

Code	Stage	Key Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase 2 (Japan)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP: Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL: High-density lipoprotein ("good cholesterol") -LDL: Low-density lipoprotein ("bad cholesterol")	Roche (Switzerland) obtains the rights to develop and commercialize the compound worldwide, with the exception of Japan. *Development stage by Roche: Phase 3
JTT-130 (oral)	Phase 2 (Japan) Phase 2 (Overseas)	Dyslipidemia	MTP inhibitor	Treatment of dyslipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP -MTP: Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1 (Japan)	HIV infection	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV -HIV: Human Immunodeficiency Virus	Gilead Sciences (U.S.) obtained the rights to develop and commercialize this compound worldwide, with the exception of Japan. *Development stage by Gilead Sciences: Phase 3
JTT-302 (oral)	Phase 2 (Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP: Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL: High-density lipoprotein ("good cholesterol") -LDL: Low-density lipoprotein ("bad cholesterol")	
JTT-305 (oral)	Phase2 (Japan)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	Merck (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-552 (oral)	Phase2 (Japan)	Hyperuricemia	URAT1 inhibitor	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-651 (oral)	Phase1 (Japan)	Type 2 diabetes mellitus	GP inhibitor	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP: Glycogen Phosphorylase	
JTS-653 (oral)	Phase 1 (Japan)	Pain Overactive bladder	TRPV1 antagonist	Improves pain and overactive bladder via antagonism of TRPV1 on sensory neurons - TRPV1: Transient Receptor Potential Vanilloid subtype 1	
JTT-654 (oral)	Phase 1 (Overseas)	Type 2 diabetes mellitus	HSD-1 inhibitor	Improves type 2 diabetes through reducing excessive glucocorticoid action by inhibiting HSD-1 - HSD1: 11beta-hydroxysteroid dehydrogenase type1	
JTK-656 (oral)	Phase 1 (Overseas)	HIV infection	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV -HIV: Human Immunodeficiency Virus	

Updates since the previous announcement on July 31, 2008:

1. JTK-656 entered into clinical trial overseas.
2. Exclusive worldwide rights were licensed to Merck (excluding Japan) for the development and commercialization of JTT-305.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contacts: Yukiko Seto, General Manager
Kazunori Hayashi, Associate General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292
E-mail: jt.media.relations@ims.jti.co.jp

FOR IMMEDIATE RELEASE

JT Upwardly Revises Results Forecast and Announces Consolidated Financial Results for 6-Month Period that Ended September 30, 2008

TOKYO, October 30, 2008 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its upward revision of its consolidated financial results forecast for the fiscal year ending March 31, 2009, and its consolidated financial results for the six-month period that ended September 30, 2008.

1. CEO Message

"Supported by strong performance in our international tobacco business, we are able to upwardly revise our sales and earnings forecasts and expect to achieve record highs in net sales and EBITDA, indicating that our business strategy is headed in the right direction," said Hiroshi Kimura, President and CEO of JT. "Despite a challenging operating environment, we aim to achieve domestic market share increases for two consecutive fiscal years by enhancing brand equity."

2. Overview of Upward Revisions of Consolidated Financial Results for the Fiscal Year Ending March 31, 2009

- JT management has upwardly revised its consolidated net sales and earnings forecasts for the fiscal year ending March 31, 2009, taking into account top-line growth momentum and the positive impact of the projected exchange rate against the yen, which was revised from 100 yen to 103 yen against the dollar, in the international tobacco business, along with upfront revenue payments in the pharmaceutical business. Forecasted net sales for the full year were revised from ¥6.61 trillion to ¥6.87 trillion, while forecasted EBITDA, operating income, and net income grew from ¥593 billion to ¥634 billion, from ¥311 billion to ¥348 billion, and from ¥148 billion to ¥160 billion respectively.

3. Overview of Consolidated Six-Month Financial Results

- JT's consolidated net sales and EBITDA[1] increased 20.0 percent and 17.1 percent respectively, due mainly to strong performance of the international tobacco business. However, operating income decreased 6.7 percent, due primarily to goodwill amortization in relation to the Gallaher acquisition. Net income decreased 47.5 percent due to a variety of factors including foreign exchange appraisal losses at the end of the period related to euro-denominated bonds, and losses on disposition and impairment related to the company's unused dormitories and increased costs associated with the introduction of the "taspo" card.

[1] EBITDA was calculated as: operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill.

- During the six-month period that ended September 30, 2008, JT increased its domestic market share by 0.2 percentage points to 64.9 percent, compared to the same period last year, due to continued marketing efforts focusing on core brands including Mild Seven. However, net sales in the domestic tobacco business decreased 3.5 percent, due mainly to the decline of total demand, while operating income decreased 15.2 percent due in part to increased costs related to sales promotions.

- JT's international tobacco business[2], a driving force for profit growth for the JT Group, recorded increases in net sales excluding tax and its distribution business by 35.3 percent, and EBITDA by 56.3 percent, compared to the same period in the previous year. This was mainly driven by steady top-line growth centered on the company's Global Flagship Brands[3] (GFB) along with the integration of the Gallaher business.

4. Consolidated Six-Month Financial Results for the Period that Ended September 30, 2008

Units: Billions of Yen

	Apr.-Sep. 2007	Apr.-Sep. 2008	Net change (%)
Net sales	2,914.0	3,497.0	20.0
EBITDA	294.8	345.3	17.1
Operating income	219.1	204.5	-6.7
Net income	132.3	69.4	-47.5

5. Results by Business Segment

- **Domestic Tobacco Business**

	Apr.-Sep. 2007	Apr.-Sep. 2008	Net change (%)
Net sales including tax (billions of yen)	1,723.3	1,662.3	-3.5
Net sales excluding tax[4] (billions of yen)	365.1	351.6	-3.7
EBITDA (billions of yen)	165.4	145.5	-12.0
Operating income (billions of yen)	124.5	105.6	-15.2
Sales volume[5] (billions of cigarettes)	85.8	82.9	-3.3

---

[2] The results of the international tobacco business from January to June 2008 were incorporated into JT's consolidated financial results for the six-month period that ended September 30, 2008

[3] Global Flagship Brands (GFB) include eight brands: Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie, and Glamour.

[4] Excluding the sales of imported tobacco by TS Network Co., Ltd as well.

[5] Sales volume from both domestic duty free and the "China Division" were not incorporated in the above figures, which totaled 1.9 billion cigarettes in the six-month period that ended September 30, 2008.

During the six-month period that ended September 30, 2008, JT continued marketing efforts focusing on its core brand, Mild Seven, as well as the strengthening of over-the-counter sales channels through the enhancement of in-store displays, including those in convenience stores. The company increased its overall domestic market share by 0.2 percentage points to 64.9 percent, as well as the market share for the Mild Seven brand by 0.6 percentage points to 32.3 percent compared to the same period in the previous year.

While total cigarette consumption has continued to decline due to demographic factors, anticipated downward inventory adjustments by retailers following the introduction of "taspo," were not made to levels expected by the company during the period. While an additional business day during the period, compared to the same period in the previous year, had a positive impact on sales, sales volume for the business decreased 3.3 percent compared to the same period of last year.

Net sales decreased by 3.5 percent, and operating income decreased 15.2 percent, due in part to increased costs related to sales promotions.

➢ **International Tobacco Business**

	Jan. – Jun. 2007[6]	Jan. – Jun. 2008	Net change (%)
Net sales including tax (billions of yen)	1,005.4	1,564.1	55.6
Net sales excluding tax[7] (billions of yen)	402.9	545.2	35.3
EBITDA (billions of yen)	118.3	184.9	56.3
Operating income (billions of yen)	92.7	100.1	8.0
Total sales volume (billions of cigarettes)	159.3	221.1	38.8
GFB sales volume[8] (billions of cigarettes)	88.3	119.2	34.9

In the six-month period that ended June 30, 2008[9], total sales volume for JT's international tobacco business continued to grow steadily, due in part to the solid performance of GFB. Total sales volume increased 38.8 percent compared to the same period last year, and GFB sales volume increased 34.9 percent as compared to the same period. This was led by the strong performance of Winston, Camel and Mild Seven, in addition to the integration of the Gallaher business. The growth in GFB sales volume was led by increased sales of Winston in Russia, Ukraine, Turkey, Spain, the Near East, and the Philippines; Camel in Italy, Russia, and Spain; and Mild Seven in Korea, Taiwan and Russia. GFB performance also reflected the additional contribution of B&H and Silk Cut in the United Kingdom and Ireland; and LD, Sobranie and Glamour in Russia, Ukraine, and Kazakhstan.

[6] Gallaher's business results were incorporated into JT's international tobacco business results after April 18, 2007.

[7] Excluding the distribution business in JT's international tobacco business as well.

[8] Global Flagship Brands (GFB) include eight brands: Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie, and Glamour. GFB sales volume figures prior to the acquisition of Gallaher included Winston, Camel and Mild Seven only.

[9] The results of the international tobacco business from January to June 2008 were incorporated into JT's consolidated financial results for the six-month period that ended September 30, 2008.

Net sales, excluding tax and the sales from the distribution business, grew 35.3 percent compared to the same period last year. Solid top-line growth in the business and the strengthened value of the Russian ruble contributed to overcoming the negative impact of the increased value of the yen against the U.S. dollar during the period, and a considerable growth in EBITDA of ¥66.6 billion was achieved. As a result, operating income increased by 8.0 percent compared to the same period in the previous year.

While U.S. dollar based EBITDA before royalty payments to JT increased US$802 million compared to the same period last year, approximately 10 percent of the growth was brought by U.S. dollar depreciation against local currencies during the period.

- **Pharmaceutical Business**

Units: Billions of Yen

	Apr.-Sep. 2007	Apr.-Sep. 2008	Net change (%)
Net sales	22.1	26.8	21.0
EBITDA	-5.8	0.2	-
Operating income	-7.4	-1.5	-

In the six-month period that ended September 30, 2008, JT's pharmaceutical business increased net sales by 21.0 percent compared to the same period last year. This was due mainly to revenue received as milestone payments related to the development of "JTT-705," a compound for the treatment of dyslipidemia licensed to Roche, and "JTK-303," a compound for the treatment of HIV infection licensed to Gilead. Operating losses improved by ¥5.8 billion compared to the same period last year, due mainly to milestone revenue and profit increases at Torii Pharmaceutical Co., Ltd., a subsidiary of JT.

JT continues to enhance its R&D pipeline and currently has 10 compounds under clinical trial, including the new compound "JTK-656," which has entered into clinical trials, while the development of "JTT-553" and "JTK-652"were terminated during the fiscal year.

- **Foods Business**

Units: Billions of Yen

	Apr.-Sep. 2007	Apr.-Sep. 2008[10]	Net change (%)
Net sales	152.0	233.4	53.5
EBITDA	5.9	3.4	-41.2
Operating income	3.7	-5.6	-

[10] Katokichi Co., Ltd. became a subsidiary of JT on January 8, 2008, following a successful tender offer for the shares of the company. Katokichi's business was incorporated into JT's consolidated financial results from January 1, 2008 onward.

Net sales for the processed foods business decreased following a voluntary product recall related to the company's frozen foods products, and sales in the beverage business declined for the period due to factors including weather conditions and increased competition. However net sales for JT's foods business increased 53.5 percent during the period, reflecting consolidation of the business including Katokichi Co., Ltd. The EBITDA of this business decreased by 41.2 percent to ¥3.4 billion, due mainly to the increased expenses and rising prices of raw materials. At the same time, operating income posted a loss of ¥5.6 billion resulting from goodwill amortization related to the acquisition of Katokichi.

JT continues to strengthen its strategies for the beverage, processed foods and seasonings businesses, and the company is implementing firmer safety measures for its foods business in order to establish the highest level of standards for food safety. This is being managed under three objectives: "reduction of risks," "enhancement to customer response systems" and "improvement to organization and structure."

The "Overview of Consolidated Financial Results for First Half FY 3/2009," which is available at (http://www.jti.co.jp/JTI_E/IR/08/Supplemental20081030_E.pdf), provides additional information regarding these initiatives.

6. Revised Outlook for the Fiscal Year Ending March 31, 2009 (Consolidated)

JT management updated its forecasts for net sales and earnings for the fiscal year ending March 31, 2009, taking into account the factors mentioned below.

- The forecasted figure for domestic cigarette sales volume for the current fiscal year remained unchanged at 159 billion cigarettes.

- In the international tobacco business, the company expects top-line growth momentum to continue. Despite one time factors including inventory adjustment in the CIS and European markets and the impact this will have on sales volume in the fourth quarter ending December 31, 2008, the company upwardly revised both the total sales volume and GFB sales volume estimates for the year based on the continuing top-line growth momentum. While the company anticipates U.S. dollar appreciation against local currencies including British pounds and the Russian ruble from October onward, the stronger Russian ruble against the U.S. dollar during January to September 2008 surpassed the negative impact. In addition, the projected exchange rate against the yen, which was revised from 100 yen to 103 yen against the dollar (taking into account the average between January and September 2008, and current momentum), positively impacts forecasted EBITDA for the current fiscal year.

- In the pharmaceutical business, the company has signed a licensing agreement with Merck for its compound "JTT-305," and expects to receive upfront payments under the agreement.

- In the foods business, the company anticipates sales decreases in the beverage business and with processed marine products, while the company expects to recover in sales of the chilled processed foods business.

JT

Units: Billions of Yen

	FY03/2008 Actual (A)	FY03/2009 Previous Forecast (B)	FY03/2009 Updated Forecast (C)	Change from FY03/2009 Previous Forecast (C-B)	Change from FY03/2008 Actual (C-A)
Net sales	6,409.7	6,610.0	6,870.0	260.0 (3.9%)	460.2 (7.2%)
EBITDA	602.0	593.0	634.0	41.0 (6.9%)	31.9 (5.3%)
Operating income	430.5	311.0	348.0	37.0 (11.9%)	-82.5 (-19.2%)
Net income	238.7	148.0	160.0	12.0 (8.1%)	-78.7 (-33.0%)

Please refer to the attached date sheet for additional details regarding the forecasts.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥6.409 trillion in the fiscal year ended March 31, 2008.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This document contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

1. Breakdown of net sales

(unit: JPY billion)

	6 months ended Sep. 2007	6 months ended Sep. 2008	Change
Net sales including excise tax *1	2,914.0	3,497.0	583.0
Domestic tobacco	1,723.3	1,662.3	-60.9
Excluding imported tobacco	1,108.8	1,070.4	-38.4
International tobacco *1	1,005.4	1,564.1	558.6
Excluding distribution business	925.7	1,398.1	472.4
Net sales excluding excise tax *1 *2	953.2	1,167.4	214.1
Domestic tobacco *2	365.1	351.6	-13.5
International tobacco *1 *2	402.9	545.2	142.3
Pharmaceutical	22.1	26.8	4.6
Foods	152.0	233.4	81.4
Beverages	101.8	98.3	-3.5
Processed foods	50.2	135.1	84.9
Others	10.9	10.2	-0.6

*1 International tobacco business: 6 months ended June. 2008

*2 Net sales excluding excise tax: Excluding imported tobacco in domestic tobacco and distribution business in international tobacco, respectively.

2. Leaf tobacco reappraisal profit / loss *

(unit: JPY billion)

	6 months ended Sep. 2007	6 months ended Sep. 2008	Change
Leaf tobacco reappraisal profit / loss	-2.0	-2.0	-

* Profit when denoted negative

3. Breakdown of SG&A expenses

(unit: JPY billion)

	6 months ended Sep. 2007	6 months ended Sep. 2008	Change
SG&A	326.7	446.4	119.7
Personnel *	90.3	117.2	26.9
Advertising and general publicity	10.0	12.4	2.4
Sales promotion	69.8	80.7	10.8
R&D	21.8	25.2	3.3
Depreciation and amortization	35.4	43.9	8.5
Others	99.1	166.8	67.6

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses.

4. EBITDA by business segment *1

(unit: JPY billion)

	6 months ended Sep. 2007	6 months ended Sep. 2008	Change
Consolidated EBITDA	294.8	345.3	50.5
Operating income	219.1	204.5	-14.5
Depreciation and amortization *2	75.6	140.7	65.0
Domestic tobacco EBITDA	165.4	145.5	-19.9
Operating income	124.5	105.6	-18.9
Depreciation and amortization *2	40.9	39.9	-0.9
International tobacco EBITDA *3	118.3	184.9	66.6
Operating income	92.7	100.1	7.4
Depreciation and amortization *2	25.5	84.8	59.2
Pharmaceutical EBITDA	-5.8	0.2	6.0
Operating income	-7.4	-1.5	5.8
Depreciation and amortization *2	1.5	1.8	0.2
Foods EBITDA	5.9	3.4	-2.4
Operating income	3.7	-5.6	-9.3
Depreciation and amortization *2	2.2	9.1	6.8
Others EBITDA	11.7	10.4	-1.3
Operating income	5.9	5.0	-0.8
Depreciation and amortization *2	5.8	5.3	-0.5

(Reference) (unit: USD million)

International tobacco EBITDA (Before royalty payment)	1,058	1,860	802

*1 EBITDA=operating income + depreciation and amortization*2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

*3 International tobacco business: 6 months ended June. 2008

5. Amortization relating to major acquisitions

(unit: JPY billion)

JT	6 months ended Sep. 2007	6 months ended Sep. 2008	Years to amortize	Termi-nation
Former RJRI				
Trademark rights	14.6	14.6	10	Apr-09
Patents	0.4	-	8	Apr-07
Katokichi				
Goodwill	-	4.6	5	Dec-12

(unit: USD million)

JT International	6 months ended June. 2007	6 months ended June. 2008	Years to amortize
Former RJRI and Gallaher			
Trademark rights *	75	143	mainly 20
Goodwill	-	453	20

* Termination of trademark rights amortization: Former RJRI Apr-19, Former Gallaher Mar-27

6.Capital expenditure

(unit: JPY billion)

	6 months ended Sep. 2007	6 months ended Sep. 2008	Change
Capital expenditures	57.0	48.8	-8.2
Domestic tobacco	29.5	19.4	-10.0
International tobacco *	20.2	18.6	-1.6
Pharmaceutical	1.5	1.6	0.0
Foods	2.4	5.6	3.1
Others	4.3	3.3	-1.0

* International tobacco business: 6 months ended June. 2008

7. Cash and cash equivalents *

(unit: JPY billion)

	As of end of Mar. 2008	As of end of Sep. 2008	Change
Cash and cash equivalents	218.8	179.1	-39.7

* Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements

8. Interest-bearing debt *

(unit: JPY billion)

	As of end of Mar. 2008	As of end of Sep. 2008	Change
Interest-bearing debt	1,389.2	1,264.5	-124.7

* Interest-bearing debt = short-term bank loans + bonds + long-term borrowings

9. Business data

<Domestic tobacco business>	6 months ended Sep. 2007	6 months ended Sep. 2008	Change
JT sales volume* (billion cigarettes)	85.8	82.9	-2.8
Total demand (billion cigarettes)	132.6	127.7	-4.8
JT market share	64.7%	64.9%	0.2%pt
JT net sales before tax per 1,000 cigarettes (JPY)	12,696	12,696	0
JT net sales after tax per 1,000 cigarettes (JPY)	4,054	4,055	1

* Sales volume of domestic duty-free and China division is excluded, which was 1.7 billion for FY ended Sep. 2007 and 1.9billion for FY ended Sep. 2008, respectively.

<International tobacco business>	6 months ended June. 2007	6 months ended June. 2008	Change
Total sales volume (billion cigarettes)	159.3	221.1	61.8
GFB sales volume (billion cigarettes)	88.3	119.2	30.8
JPY/USD rate for consolidation (JPY)	120.15	104.89	-15.26

<Pharmaceutical business>	6 months ended Sep. 2007	6 months ended Sep. 2008	Change
R&D expenses (parent company) (JPY billion)	11.4	12.1	0.7

<Foods business - Beverage business>	As of end of Mar. 2008	As of end of Sep. 2008	Change
Number of beverage vending machines *	257,000	257,000	0
JT-owned	35,500	34,000	-1,500
Combined	71,500	75,000	3,500

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

1. Consolidated financial outlook for fiscal year ending March 31, 2009 compared to the forecast as of May 2008

(JPY billion)

	Previous forecast	Revised forecast	Change
Net sales including excise tax	6,610.0	6,870.0	260.0
EBITDA	593.0	634.0	41.0
Operating income	311.0	348.0	37.0
Recurring profit	278.0	290.0	12.0
Net income	148.0	160.0	12.0
Return on equity	7.7%	9.3%	1.6%pt
Free cash flow	265.0	229.0	-36.0

(JPY billion)

	Previous forecast	Revised forecast	Change
Capital expenditures	149.0	154.0	5.0
Domestic tobacco	63.0	62.0	-1.0
International tobacco	56.0	65.0	9.0
Pharmaceutical	3.0	3.5	0.5
Foods	23.0	21.0	-2.0
Other businesses	4.0	2.5	-1.5

Consolidated financial outlook by business segment (JPY billion)

	Previous forecast	Revised forecast	Change
Net sales including excise tax	6,610.0	6,870.0	260.0
Domestic tobacco	3,165.0	3,169.0	4.0
Excluding imported tobacco	2,049.0	2,052.0	3.0
International tobacco	2,896.0	3,155.0	259.0
Excluding distribution business	2,618.0	2,822.0	204.0
Pharmaceutical	44.5	54.5	10.0
Foods	486.0	478.0	-8.0
EBITDA	593.0	634.0	41.0
Domestic tobacco	261.0	264.0	3.0
International tobacco	301.0	334.0	33.0
Pharmaceutical	-8.0	1.0	9.0
Foods	26.0	22.5	-3.5
Operating income	311.0	348.0	37.0
Domestic tobacco	173.0	180.0	7.0
International tobacco	144.0	169.0	25.0
Pharmaceutical	-12.0	-3.0	9.0
Foods	-4.0	-7.0	-3.0
Depreciation and amortization	282.0	286.0	4.0
Domestic tobacco	88.0	84.0	-4.0
International tobacco	157.0	165.0	8.0
Pharmaceutical	4.0	4.0	0.0
Foods	30.0	29.5	-0.5

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	Previous forecast	Revised forecast	Change
Sales volume	159.0	159.0	0.0

Excluding sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	Previous forecast	Revised forecast	Change
Total sales volume	450.0	452.0	2.0
GFB sales volume*	243.0	244.0	1.0
JPY/USD rate	100.00	103.00	3.00

2. Consolidated financial outlook for fiscal year ending March 31, 2009 compared to the results of previous fiscal year

(JPY billion)

	FY 03/2008	Revised forecast	Change
Net sales including excise tax	6,409.7	6,870.0	460.2
EBITDA	602.0	634.0	31.9
Operating income	430.5	348.0	-82.5
Recurring profit	362.6	290.0	-72.6
Net income	238.7	160.0	-78.7
Return on equity	11.8%	9.3%	-2.5%pt
Free cash flow	-1,493.7	229.0	1,722.7

(JPY billion)

	FY 03/2008	Revised forecast	Change
Capital expenditures	129.5	154.0	24.4
Domestic tobacco	57.2	62.0	4.7
International tobacco	48.4	65.0	16.5
Pharmaceutical	4.2	3.5	-0.7
Foods	6.0	21.0	14.9
Other businesses	14.7	2.5	-12.2

Consolidated financial outlook by business segment (JPY billion)

	FY 03/2008	Revised forecast	Change
Net sales including excise tax	6,409.7	6,870.0	460.2
Domestic tobacco	3,362.3	3,169.0	-193.3
Excluding imported tobacco	2,169.2	2,052.0	-117.2
International tobacco	2,639.9	3,155.0	515.0
Excluding distribution business	2,381.0	2,822.0	440.9
Pharmaceutical	49.0	54.5	5.4
Foods	336.4	478.0	141.5
EBITDA	602.0	634.0	31.9
Domestic tobacco	306.7	264.0	-42.7
International tobacco	270.7	334.0	63.2
Pharmaceutical	-6.2	1.0	7.2
Foods	8.3	22.5	14.1
Operating income	430.5	348.0	-82.5
Domestic tobacco	222.3	180.0	-42.3
International tobacco	205.3	169.0	-36.3
Pharmaceutical	-9.6	-3.0	6.6
Foods	0.6	-7.0	-7.6
Depreciation and amortization	171.5	286.0	114.4
Domestic tobacco	84.3	84.0	-0.3
International tobacco	65.3	165.0	99.6
Pharmaceutical	3.3	4.0	0.6
Foods	7.6	29.5	21.8

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	FY 03/2008	Revised forecast	Change
Sales volume	167.7	159.0	-8.7

Excluding sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	FY 03/2008	Revised forecast	Change
Total sales volume	385.6	452.0	66.4
GFB sales volume*	203.2	244.0	40.8
JPY/USD rate	117.85	103.00	-14.85

Goodwill amortization relating to major acquisitions

International tobacco business (unit: USD million)

	Goodwill amount as the basis for the amortization	FY ending Mar.2009	Years to amortize
Former RJRI and Gallaher	18,159	908	20

* Termination of goodwill amortization: Former RJRI Apr-19, Former Gallaher Mar-27

Foods Business (unit: JPY billion)

	Goodwill amount as the basis for the amortization	FY ending Mar.2009	Years to amortize
Katokichi	45.0	9.0	5

* Termination of goodwill amortization: Dec-12

Trademark rights amortization relating to major acquisitions

JT (unit: JPY billion)

	FY ended Mar. 2008	FY ending Mar. 2009	Years to amortize
Former RJRI	29.3	29.3	10

* Termination of trademark rights amortization: Former RJRI Apr-09

JT International (unit: USD million)

	Year ended Dec. 2007	Year ending Dec. 2008	Years to amortize
Former RJRI and Gallaher	220	284	mainly 20

* Termination of trademark rights amortization: Former RJRI Apr-19, Former Gallaher Mar-27

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.

Domestic Tobacco Business Results

1. Quarterly Sales Volume

(billions of cigarettes)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	54.0	36.8	44.6	39.3	174.9
FY 03/2008	42.7	43.0	43.7	38.2	167.7
FY 03/2009	42.0	40.8			

2. Quarterly Retail Price Sales

(billions of JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	740.3	547.5	664.6	587.0	2,539.5
FY 03/2008	636.7	641.4	651.6	570.0	2,499.8
FY 03/2009	626.9	608.6			

* Retail price sales = sales volume * fixed retail price.

3. Quarterly Net Sales Per Thousand Cigarettes

(JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	11,663	12,677	12,688	12,699	12,371
FY 03/2008	12,698	12,694	12,704	12,702	12,699
FY 03/2009	12,699	12,693			

* Net sales per thousand cigarettes
= (retail price sales - retailer margins - consumption tax) / sales volume * 1,000

4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes

(JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056	4,053	4,063	4,057	4,057
FY 03/2009	4,056	4,054			

* Net sales excluding excise tax per thousand cigarettes
= (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

5. Quarterly JT Market Share

(%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9	64.5	65.3	65.0	64.9
FY 03/2009	64.9	64.9			

Market Share in Growing Segments

1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9	13.7	14.0	14.3	14.0
FY 03/2009	14.5	14.5			

(2) JT Share in 1mg Tar Segment (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0	61.6	62.1	62.0
FY 03/2009	62.4	63.0		

2. Menthol

(1) JT Menthol Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2	7.5	7.2	7.5	7.4
FY 03/2009	7.5	7.4			

(2) JT Share in Menthol Segment (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9	35.2	34.0	34.4
FY 03/2009	34.3	33.5		

3. JPY 320 or above*

(1) JT JPY 320 or above Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6	5.2	5.4	5.3	5.4
FY 03/2009	5.2	5.0			

(2) JT Share in JPY 320 or above Segment (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5	22.0	22.5	21.9
FY 03/2009	21.7	20.7		

* JPY 300 or above until Apr-Jun. 2006

4. Quarterly D-spec Product Share

(%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	4.12	3.84	3.85	4.34	4.04
FY 03/2008	4.41	4.10	4.77	5.13	4.59
FY 03/2009	5.10	4.82			

* Pianissimo and Premier have been sold as D-spec products since March 2006.
Bevel Flair have been sold as D-spec products since December 2006.

Japan Tobacco Inc. Clinical development (as of October 30, 2008)

Code	Stage	Key Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase 2 (Japan)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP: Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL: High-density lipoprotein ("good cholesterol") -LDL: Low-density lipoprotein ("bad cholesterol")	Roche (Switzerland) obtains the rights to develop and commercialize the compound worldwide, with the exception of Japan. *Development stage by Roche: Phase 3
JTT-130 (oral)	Phase 2 (Japan) Phase 2 (Overseas)	Dyslipidemia	MTP inhibitor	Treatment of dyslipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP -MTP: Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1 (Japan)	HIV infection	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV -HIV: Human Immunodeficiency Virus	Gilead Sciences (U.S.) obtained the rights to develop and commercialize this compound worldwide, with the exception of Japan. *Development stage by Gilead Sciences: Phase 3
JTT-302 (oral)	Phase 2 (Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP: Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL: High-density lipoprotein ("good cholesterol") -LDL: Low-density lipoprotein ("bad cholesterol")	
JTT-305 (oral)	Phase2 (Japan)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	Merck (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-552 (oral)	Phase2 (Japan)	Hyperuricemia	URAT1 inhibitor	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-651 (oral)	Phase1 (Japan)	Type 2 diabetes mellitus	GP inhibitor	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP: Glycogen Phosphorylase	
JTS-653 (oral)	Phase 1 (Japan)	Pain Overactive bladder	TRPV1 antagonist	Improves pain and overactive bladder via antagonism of TRPV1 on sensory neurons - TRPV1: Transient Receptor Potential Vanilloid subtype 1	
JTT-654 (oral)	Phase 1 (Overseas)	Type 2 diabetes mellitus	HSD-1 inhibitor	Improves type 2 diabetes through reducing excessive glucocorticoid action by inhibiting HSD-1 - HSD1: 11beta-hydroxysteroid dehydrogenase type1	
JTK-656 (oral)	Phase 1 (Overseas)	HIV infection	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV -HIV: Human Immunodeficiency Virus	

Updates since the previous announcement on July 31, 2008:

1. JTK-656 entered into clinical trial overseas.
2. Exclusive worldwide rights were licensed to Merck (excluding Japan) for the development and commercialization of JTT-305.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contacts: Yukiko Seto, General Manager
Yuka Kin, Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292
E-mail: jt.media.relations@ims.jti.co.jp

FOR IMMEDIATE RELEASE

JT Reports International Tobacco Business Results for January – September 2008

Tokyo, October 30, 2008 -- Japan Tobacco Inc. (JT) (TSE: 2914) today announced its international tobacco business results for the nine-month period between January 1, 2008 and September 30, 2008.

(1) International Tobacco Business' Top-Line Performance

In the first nine months ending September 30, 2008, Japan Tobacco International (JTI), JT's international tobacco business operations, increased its sales volume by 25.2 percent to 342.9 billion cigarettes compared to the same period last year. Gallaher results have been incorporated from April 18, 2007 onward.

Global Flagship Brands (GFB[1])

GFB sales volume increased 27.1 percent to 185.5 billion cigarettes compared to the same period last year.

Total sales volume for Winston grew by 17.9 percent due to robust sales in Russia, Ukraine, Turkey, Spain, the Near East, France and Italy.

Total sales volume for Camel rose 10.2 percent, supported by strong sales in Italy, Russia and Spain; and total sales volume for Mild Seven increased 12.4 percent during the period with gains in Korea, Taiwan and Russia.

GFB performance also reflected the additional contribution of Benson & Hedges and Silk Cut in the United Kingdom and Ireland; and LD, Sobranie, and Glamour in Russia, Ukraine and Kazakhstan.

Net Sales Excluding Tax

Net sales excluding tax amounted to US$8.198 billion, an increase of 44.1 percent from the previous year. Net sales per thousand cigarettes, excluding tax, rose 15.2 percent to US$23.9.

---

[1] Global Flagship Brands include eight brands: Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie and Glamour.

JT

International Tobacco Business Results for January – September 2008

(July-September 2008 results are preliminary)

	2007				2008			
	Jan-Mar	Apr-Jun	Jul-Sep	Total	Jan-Mar	Apr-Jun	Jul-Sep	Total
Total sales volume (billions of cigarettes)	57.7	101.6	114.6	274.0	103.9	117.2	121.8	342.9
GFB sales volume (billions of cigarettes)	35.5	52.8	57.6	145.9	55.6	63.5	66.3	185.5
Net sales, including tax (millions of US$)	2,282	5,424	6,108	13,814	6,341	6,989	7,425	20,755
Net sales, excluding tax (millions of US$)	1,258	2,097	2,333	5,688	2,471	2,728	2,999	8,198
Net sales per thousand cigarettes, excluding tax (US$)	21.8	20.6	20.4	20.8	23.8	23.3	24.6	23.9

Note:

1. Gallaher results have been incorporated from April 18, 2007 onward.
2. All net sales information excludes the distribution businesses acquired as part of the Gallaher transaction.
3. GFB sales volume figures are based on the new GFB definition. Accordingly, GFB sales volume during the pre-acquisition period include Winston, Camel and Mild Seven only.

(2)Like-for-Like Performance[2]

The following is like-for-like comparative data on our international tobacco business for guidance purposes only.

Total sales volume increased by 7.6 percent and GFB sales volume increased by 16.4 percent compared to the same period of last year.

In South and West Europe JTI reported an increase in total sales volume of 9.2 percent due to growth momentum mainly in Spain, France, Italy and Greece thanks to the strong growth of Winston in those markets. Camel also showed continued momentum in Italy and Spain.

In North and Central Europe, total sales volume decreased by 1.8 percent mainly as a result of overall market declines in Ireland and Austria. This was partially offset by the UK with improved performance of Mayfair in the mid-price segment, and Sweden thanks to strong growth of Camel.

Total sales volume in the CIS increased 5.7 percent with growth mainly in Russia and Romania. Winston drove this growth in most markets, with positive contributions from LD and Glamour in Russia. This was partially offset by reduced sales in Ukraine due to implementation of a revised sales policy in this market.

In the Rest of the World, total sales volume increased 15.4 percent. Total sales volume significantly increased with growth mainly in Turkey, Taiwan, the Near East and Korea. Winston, Mild Seven and LD were responsible for driving growth within the region.

Net sales excluding tax increased by 21.7 percent. Net sales per thousand cigarettes, excluding tax, rose 13.1 percent compared to the same period last year.

As JTI operates in more than 120 markets, fluctuations in exchange rates between the U.S. dollar and local currencies are reflected into sales figures in each term. With the effects of currency fluctuations removed, like-for-like net sales excluding tax increased by 14.0 percent, while net sales per thousand cigarettes, excluding tax, rose 6.1 percent, compared to the same period last year.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥6.409 trillion in the fiscal year ended March 31, 2008.

[2] The like-for-like comparison discussed in this press release is based on a theoretical assumption that incorporates results for the Gallaher business from January 1, 2007 to April 17, 2007, despite Gallaher's having become a consolidated JT subsidiary as of April 18, 2007.

JT divides international markets in which it operates into four distinct regions: South and West Europe, North and Central Europe, CIS, and the Rest of the World. Please note that the four regions are specifically designed to provide you with insights into our business for guidance purposes only and do

October 31, 2008

To our shareholders

2-1, Toranomon 2-chome Minato-ku, Tokyo
JAPAN TOBACCO INC.
Hiroshi Kimura,
President and Representative Director

Notice of the Resolution of the Board of Directors concerning the Payment of the Interim Dividend

We are pleased to inform you that at the meeting of our board of directors, held on October 30, 2008, the resolution concerning the interim dividend for 24th fiscal year (from April 1, 2008 to March 31, 2009) passed as follows.

We obtained the approval of the Minister of Finance in respect of the payment of the interim dividend, as required by the Japan Tobacco Inc. Law. on October 30, 2008.

Particulars

Subject to Article 30 of our Articles of Incorporation, we will pay the interim dividend to the shareholders or the registered pledges whose names appear on the register of shareholders and the register of beneficial shareholders as of September 30, 2008 as follows.

1. The amount of the interim dividend:
   2,600 yen per share
2. The effective date and the starting date of the payment of interim dividend:
   December 1, 2008 (Monday)

Payment of the interim dividend

A note of the payment of the interim dividend by postal transfer, or an account of the interim dividend (statements of interim dividends and other documents for those who designed for transfer), will be sent to the registered address on November 28, 2008.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contacts: Yukiko Seto, General Manager
Ryohei Sugata, Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292
E-mail: jt.media.relations@ims.jti.co.jp

FOR IMMEDIATE RELEASE

JT to Dissolve Consolidated Subsidiary

Tokyo, October 27, 2008 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that the company would dissolve its consolidated subsidiary Tokyo Tobacco Shoji Co., Ltd. (TTS).

TTS has been involved in the wholesale trade of smoking supplies, portable gas stoves, butane gas cartridges and groceries. After evaluating TTS' current operations and profitability, JT decided that the company was not in line with the Group's present strategic direction, and has chosen to dissolve TTS. A portion of TTS' wholesale trading businesses, related to portable gas stoves, butane gas cartridges and smoking supplies, will be transferred to the Japanese subsidiary of the Korean company Onejung Can Manufacturing Co., Ltd.

The handover is scheduled to be implemented at the end of March 2009. Liquidation of the company will be completed by the end of June 2009, following approval at TTS' general shareholders meeting, scheduled to be held at the end of March 2009.

The financial impact of this decision upon JT's consolidated accounts is expected to be minimal.

About Tokyo Tobacco Shoji Co., Ltd. (As of September 1, 2008)

Location:	4-17-7 Asakusabashi, Taito-ku, Tokyo, Japan
Name of representative:	Kenji Otsuka
Established:	May 1, 1967
Capital:	50 million yen
Number of issued shares:	12,000 shares
Net assets:	44 million yen
Total assets:	1,061 million yen

End of fiscal year:	March 31
Type of business:	Wholesale trade of smoking supplies, portable gas stoves, butane gas cartridges and groceries
Number of employees:	30
Shareholders:	TS Network Co., Ltd. (A subsidiary of JT): 100%

Tokyo Tobacco Shoji Co., Ltd.: Business Results 2006 ~ 2008

(Units: Millions of Yen)

	Fiscal Year ended March 31, 2006	Fiscal Year ended March 31, 2007	Fiscal Year ended March 31, 2008
Net Sales	3,962	3,729	3,551
Operating Income	12	-97	3
Recurring Profit	2	-98	-2
Net Income	3	-210	4

About Onejung Can Manufacturing Co., Ltd.

Location:	41-1, 5-Ka, Yangpyung Dong, Youngdeungpo-Ku, Seoul, South Korea
Name of representative:	Sung Keun, Song
Established:	January 22, 1973
Capital:	7.0 billion won
Net sales:	86.8 billion won (for the fiscal year that ended December 31, 2007)
Type of business:	Manufacture and sales of portable gas stoves
Number of employees:	260 (as of December 31, 2007)

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥6.409 trillion in the fiscal year ended March 31, 2008.

END